UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-31091
NOTIFICATION OF LATE FILING	CUSIP NUMBER 137581 104

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	June 30, 2020

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CANG BAO TIAN XIA INTERNATIONAL ART TRADE CENTER, INC.
Full Name of Registrant

Former Name if Applicable

Unit 609, Shengda Plaza, No. 61 Guoxing Ave.
Address of Principal Executive Office (Street and Number)

Meilan District, Hainan Province, China 570203
City, State and Zip Code

86-898-66186181
Registrant's telephone number, including area code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company could not complete the filing of its Annual Report on Form 10-K for the period ended June 30, 2020 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company intends to file its Form 10-K no later than the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John Lowy	(212)	371-7799
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CANG BAO TIAN XIA INTERNATIONAL ART TRADE CENTER, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 29, 2020	By:	/s/ Xingtao Zhou
Xingtao Zhou Chief Executive Officer

EXPLANATION OF ANTICIPATED CHANGE

As reported in a Form 8-K, filed with the SEC  on July 27, 2020, the Registrant entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among (i) the Registrant, (ii) Zhi Yuan Limited, a Cayman Islands company (“Cayman Company”), and (iii) the three beneficial shareholders of Cayman Company (each, a “Cayman Company Shareholder” and collectively, the “Cayman Company Shareholders”).  Pursuant to the terms of the Exchange Agreement, the Cayman Company Shareholders sold to the Registrant all shares of Cayman Company held by them, which shares represented 100% of the issued and outstanding shares of Cayman Company.  In exchange, the Registrant issued to the Cayman Company Shareholders an aggregate of 75,000,000 shares of the Registrant’s common stock, representing approximately 67.98% of the Registrant’s total issued and outstanding common stock.

As a result of the share issuance, the Registrant is no longer a “shell” company, as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934.  Accordingly, the Registrant’s financial statements for the fiscal year ended June 30, 2020 are expected to show significant increases in revenues, assets and shareholders’ equity.

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